SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  FORM 6-K/A

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2003



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____              Form 40-F        X
                                                 -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______         No       X
                                -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 20 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            ----------------
                                                   (Registrant)

Date:  30 January 2003
                                            By: /s/ John K. Irving
                                               -------------------------------
                                               Name:   John K. Irving
                                               Title:  Vice President, General
                                                       Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

10.1     Press Release of CP Ships Limited "CP SHIPS
         ANNOUNCES $34 MILLION FOURTH QUARTER
         PROFIT", dated 29 January 2003                                   4

                                                                 Exhibit 10.1


             CP SHIPS ANNOUNCES $34 MILLION FOURTH QUARTER PROFIT

LONDON, UK (29th January 2003) - CP Ships Limited unaudited fourth quarter 2002 operating income before exceptional items of US $34 million, unchanged from the third quarter and slightly down from $35 million in fourth quarter 2001. Basic earnings per share before exceptional items was $0.23 compared with last year's $0.30 and third quarter's $0.27. Volume at 550,000 teu was a quarterly record, up 17% from fourth quarter 2001, reflecting both strong growth and the first full quarter of Italia Line. Average freight rates increased 1% from third quarter 2002 but were 4% lower than fourth quarter 2001. Cash from operations before exceptional payments was $29 million or $0.32 per share. Net income available to common shareholders was $23 million, compared to $25 million in fourth quarter 2001.

For the full year, container carryings at 2.0 million teu were 9% higher than 2001, while the average freight rate was down 10%. Operating income before exceptional items was $83 million compared with $139 million in 2001. Basic earnings per share before exceptional items and goodwill was $0.59 compared with $1.58. Cash from operations before exceptional payments was $86 million or $1.02 per share compared with $210 million or $2.65 per share in 2001. Return on average capital employed at 6% was down from 13% in 2001. Net income available to common shareholders was $52 million compared to $66 million in 2001.

In December, the withdrawal from the slot charter agreement with CMA CGM in the Asia-Europe trade was announced, effective early March 2003. Despite recent improvement in freight rates, the service remains unprofitable and CP Ships will therefore exit the Asia-Europe trade at the end of this slot charter. Seasonal weakness in the first quarter will partly offset the expected positive impact of withdrawal on full year 2003 results.

In the fourth quarter, CP Ships provided additional sailings in the Asia-Americas trade in response to strong growth in demand. Building on this, a new fixed day weekly service between North East Asia including China and Vancouver BC is now being implemented with five ships. This third
Asia-Americas route will strengthen market presence and create further operating efficiencies by using existing organizations in Asia and North America.

In October, an extensive restructuring of the Australasian trade lanes was announced. From January 2003, two separate weekly fixed day round-the-world routes linking Australia, New Zealand and the Pacific Islands with Northern and Mediterranean Europe and the US East Coast operate with 22 ships in place of the previous 34 ships deployed by CP Ships and its partners. The new service structure is expected to improve frequencies and transit times and be more cost efficient.

During the quarter, Canada Maritime agreed to charter a fixed number of slots to members of the Canex consortium in the Montreal Gateway trade. Together with the consortium's planned move of its existing service from its current marine terminal to Montreal Gateway Terminals in March, there are expected to be overall improvements in trade lane operating efficiency.

Operations on the US West Coast have mostly returned to normal following the settlement of the labour dispute in December. The estimated negative net impact on fourth quarter results was about $2 million.

During the quarter, CP Ships began the process of adapting its cargo acceptance and documentation procedures to comply with US Customs 24-Hour Advance Notification Rule and expects to meet the compliance deadline of 2nd February. All our brands are members of the US Customs Trade Partnership Against Terrorism (C-TPAT) and Canadian Partners in Protection (PIP).

CP Ships took delivery of a further four new containerships being built under the company's $800 million 23 ship replacement program during the fourth quarter. The remaining four new, one used and six long-term chartered ships are expected to be delivered on schedule by the end of the third quarter 2003.

Annualized 2002 cost reductions were about $125 million, of which $100 million contributed to the 2002 result. Cost per teu for the year fell by just over 5% from 2001.

The ship fleet decreased from 92 on 30th September to 89 ships on 31st December mainly due to Australasia services restructuring.

Outlook

After a weak start, CP Ships recorded a solid result for 2002 with stronger than expected volume, significant cost reduction and, in the second half, a slowing or reversal of freight rate declines in all of our markets except Latin America.

Providing there is sound US and world economic growth, we expect the approximate global balance between supply of ship capacity and container demand broadly achieved during 2002 to be maintained in 2003. But, any weakness in economic activity would likely expose the significant increase in new ship capacity being delivered this year. In our own trade lanes, we expect a seasonally weak first quarter. For the year overall, we anticipate volume to increase and freight rates to improve modestly, despite facing competitive challenges.

However, fewer new cost saving opportunities in 2003, the negative impact of a weaker US$ and increases in some operating costs including fuel price are expected to partly offset the benefits of higher average freight rates and the cost saving initiatives started in 2002. Overall, we expect 2003 operating income to be higher than 2002's $83 million, but below 2001's $139 million.

TransAtlantic Market

Fourth quarter operating income of $21 million was down by $8 million on the same period in 2001, but was the strongest quarter this year. Volume was up 22% reflecting both Italia Line and underlying growth while freight rates were lower by 6%. However, freight rates were up 6% from third quarter on higher westbound trade lane capacity utilization.

Full year operating income at $60 million declined by $19 million from 2001. Volume was up 10%. Underlying unit operating costs were lower. But, freight rates fell by 13% mainly in the first half of 2002.

Australasian Market

Operating income of $13 million was much higher than fourth quarter 2001 due to significantly lower operating costs, even though volume was down 3% and freight rates flat. But, freight rates were up 2% from third quarter 2002 and 4% from the second.

For 2002, operating income of $27 million was slightly lower than 2001 with lower operating costs offsetting weaker volume, down 4% due to slower exports from Australasia, as well as 6% lower freight rates.

Latin American Market

Operating income declined to $2 million from $7 million in fourth quarter 2001. Average freight rates, down 17%, as well as losses from the expanded Gulf-West Coast South America service offset stronger underlying northbound volume. Freight rates declined for the seventh successive quarter; 4% from third quarter 2002.

For the full year, operating income declined to $21 million from $28 million in 2001. Lower freight rates, heavily down by 16%, were partly offset by lower unit operating costs.

Asian Market

There was an operating loss of $5 million in fourth quarter compared with a loss of $13 million in the same quarter last year and a loss of $4 million in third quarter 2002, all driven by losses on the Asia-Europe trade. In other Asian trades, volume grew by 17% in fourth quarter. Average freight rates were flat compared with both fourth quarter 2001 and third quarter 2002.

For 2002 as a whole, the operating loss increased to $38 million from $13 million the previous year. Excess trade lane capacity affected freight rates significantly in the first half of the year. Excluding the Asia-Europe services, Asian Market volume grew by 8%.

Other Trades

Fourth quarter operating income was $3 million, down $2 million from the same period in 2001. For the year, operating income at $13 million was down $3 million with less profit from chartering out surplus ships.

Italia Line

The results are included in the TransAtlantic and Latin American market segments and over time, as integration proceeds, become more difficult to isolate. Fourth quarter overall was modestly profitable.

Other Income Statement Items

Income tax expense was $4 million, the same as fourth quarter 2001. For 2002, it was down $2 million from the previous year to $10 million mainly from incremental effects of the UK tonnage tax regime.

Net interest expense was up $6 million in the fourth quarter compared with the same period last year and up $23 million for 2002, due to increased borrowing mainly to finance investment in ships. During October 2002, the 10.375% fixed rate of interest payable on the $200 million senior notes was swapped for the remaining life of the notes, to interest based on three month LIBOR + 5.77%, currently about 7.15%.

Following changes in Canadian accounting principles, goodwill has not been amortized since 1st January 2002, but is subject to an impairment test at least annually. The impairment tests have been completed and no write-downs were required. Not amortizing goodwill benefited net income by $4 million in the fourth quarter and $16 million for the year.

Liquidity and Capital Resources

Cash from operations before restructuring payments for the fourth quarter was $29 million compared with $44 million in the same period 2001 due to greater non-cash working capital needs.

Annual cash from operations before exceptional payments was $86 million compared with $210 million last year due to net income adjusted for exceptional items lower by $62 million and greater non-cash working capital needs of $66 million.

Capital expenditure of $160 million in the quarter included $138 million of final payments on four ships and $10 million in further stage payments under shipbuilding contracts. In the year, capital expenditure was $441 million including $208 million on ships under the replacement programme and $181 million for the four previously chartered Montrose and Montclare ships. At 31st December 2002, CP Ships had $173 million of capital commitments including $170 million for ships to be delivered by third quarter 2003.

Long-term debt was $597 million at 31st December 2002, up $367 million from 31st December 2001 reflecting drawings to finance capital expenditure and the assumption of capital leases in Italia Line. Net debt at 31st December 2002 was $490 million. Following the issue of $200 million of unsecured senior notes in July 2002 and registration with the SEC in October, an exchange offer was completed to convert the notes to registered form on 31st October.

During the fourth quarter, CP Ships further strengthened its liquidity with $90 million of committed unsecured revolving credit facilities with a maturity of 364 days, and an option to convert into a 12 month term loan prior to maturity.

Exchange Rates

CP Ships revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Canadian dollars, Euro and GB pound. During 2002, all of its Canadian dollar and Euro transaction exposures were hedged, which resulted in a positive impact on operating income of $18 million. About 80% of the Canadian dollar exposure for 2003 is currently hedged, but at less favourable exchange rates than last year's hedge.

Comparatives

CP Ships has revised its 2001 financial statements, which are shown as comparatives in this announcement and in the attached financial information. This follows a re-examination and correction of the accounting treatment for consent payments made in August 2001 to parties to the Montrose and Montclare ship leases to allow an efficient spin-off from Canadian Pacific Limited. The costs were originally deferred and were being amortized over the expected lives of the ship leases. The remaining balance of $6 million was written off as an exceptional charge in third quarter 2002 when the leases were terminated. However, it has been determined that the consent payments should have been written off in the third quarter 2001. The effect is to add $7 million to the third quarter 2001 exceptional charge for costs related to the spin-off which was part of a total $36 million exceptional charge, reducing earnings per share for 2001 by $0.09 per share.

The impact on third quarter 2002 has been to increase operating income before exceptional charges by $1 million being the reversal of amortization and to eliminate the exceptional charge of $6 million thereby increasing net income by a total of $7 million and earnings per share by $0.08 per share. There is no impact on the balance sheet including retained earnings previously reported at 30th September 2002.

Dividend

CP Ships' Board of Directors has declared a dividend for the fourth quarter 2002 of $0.04 per common share, payable on 24th February 2003 to shareholders of record on 7th February 2003.

Annual Report

CP Ships expects to release its 2002 Annual Report in March 2003.

Investment Community Conference Call

Management will discuss fourth quarter results in a conference call with the investment community on Wednesday 29th January 2003 at 11:00 am Eastern Standard Time, 4:00 pm London UK Time. A slide presentation will accompany the call. The conference call and slide presentation will be webcast live through the CP Ships corporate website, www.cpships.com. The webcast will also be available in archive through 31st March 2003 on the CP Ships website.

QUARTERLY RESULTS 2002, 2001 and 2000
Unaudited

US$ millions except volume                  Q4    Q3(1)      Q2      Q1      Q4      Q3      Q2      Q1      Q4
                                          2002    2002     2002    2002    2001    2001    2001    2001    2000
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------
Volume (000s TEU)
   TransAtlantic                           284      277     256     222     233     227     245     237     251
   Australasia                              87       84      86      77      90      89      89      80      96
   Latin America                            55       48      38      33      39      41      41      41      42
   Asia                                    113      106     110      95      94      96      79      62      65
   Other                                    11        9       8       9      12      16      14      17      13
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------
Total Volume                               550      524     498     436     468     469     468     437     467
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------

Revenue
   TransAtlantic                           371      349     320     288     334     315     339     335     347
   Australasia                             143      132     136     120     140     136     142     131     152
   Latin America                            71       63      54      50      59      62      63      60      62
   Asia                                    145      137     123     103     115     124     108      88     100
   Other                                    24       23      18      17      21      26      23      25      25
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------
Total Revenue                              754      704     651     578     669     663     675     639     686
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------

Expenses
   TransAtlantic                           350      332     306     280     305     301     321     317     322
   Australasia                             130      121     130     123     133     127     132     128     146
   Latin America                            69       58      46      44      52      52      56      56      56
   Asia                                    150      141     133     122     128     126     107      87      96
   Other                                    21       18      15      15      16      23      20      20      19
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------
Total Expenses                             720      670     630     584     634     629     636     608     639
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------

Operating Income/(Loss)
   TransAtlantic                            21       17      14       8      29      14      18      18      25
   Australasia                              13       11       6     (3)       7       9      10       3       6
   Latin America                             2        5       8       6       7      10       7       4       6
   Asia                                    (5)      (4)    (10)    (19)    (13)     (2)       1       1       4
   Other                                     3        5       3       2       5       3       3       5       6
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------
Total Operating Income/(Loss)            34(3)       34      21     (6)    35(2)   34(2)     39      31      47
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------

Analysis of Expenses
   Container shipping operations           596      558     520     474     524     519     524     501     514
   General and administrative              101       89      88      89      87      91      92      93     103
   Depreciation                             30       23      20      20      23      19      16      16      22
   Other                                   (7)        0       2       1       0       0       4     (2)       0
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------
Total Expenses                             720      670     630     584     634     629     636     608     639
--------------------------------------- ------- -------- ------- ------- ------- ------- ------- ------- -------

(1) Revised - see note 2 to the attached consolidated financial statements.
(2) Before an exceptional charge in Q3 2001 of $44 million and a credit in Q4 2001 of $1 million.
(3) Before an exceptional credit in Q4 2002 of $2 million.

OPERATING DATA
Unaudited

EBITDA(2)                              Q4    Q3(1)      Q2       Q1      Q4      Q3       Q2       Q1      Q4
US$ millions                         2002    2002     2002     2002    2001    2001     2001     2001    2000
--------------------------------- -------- ------- -------- -------- ------- ------- -------- -------- -------
                                       64      57       41       14      58      53       55       47      69



QUARTERLY FREIGHT
RATE CHANGES                           Q4      Q3       Q2       Q1      Q4      Q3       Q2       Q1      Q4
Percentage change(3)                 2002    2002     2002     2002    2001    2001     2001     2001    2000
--------------------------------- -------- ------- -------- -------- ------- ------- -------- -------- -------

TransAtlantic                           6     (1)      (6)      (6)     (3)     (2)      (3)        4       4
Australasia                             2       2        0      (3)     (4)     (2)      (2)        6     (2)
Latin America                         (4)     (1)      (4)      (4)     (5)     (1)      (2)        2       1
Asia                                    0      10        2     (10)     (5)     (8)

--------------------------------- -------- ------- -------- -------- ------- ------- -------- -------- -------
Total                                   1       3      (2)      (7)     (4)     (1)      (1)        1       2
--------------------------------- -------- ------- -------- -------- ------- ------- -------- -------- -------





OPERATING LEASE
RENTALS
US$ millions                              Q4       Q3       Q2       Q1        Q4       Q3      Q2         Q1
                                        2002     2002     2002     2002      2001     2001    2001       2001

----------------------------------- --------- -------- -------- -------- --------- -------- ------- ----------

Ships(4)                                  57       52       49       52        62       77      83         86
Containers                                36       34       31       30        32       33      33         34
Other                                      9        6        6        6         4        4       5          5

----------------------------------- --------- -------- -------- -------- --------- -------- ------- ----------
Total                                    102       92       86       88        98      114     121        125
----------------------------------- --------- -------- -------- -------- --------- -------- ------- ----------



SHIPS
Number of ships employed at 31st December 2002                            89


CONTAINERS
fleet in teu at 31st December 2002                                   413,000


1    Revised - see note 2 to the attached consolidated financial statements.
2 Earnings before interest, taxes, depreciation, amortization and exceptional charges.
3 Percentage increase (decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to the substantial change in the mix of trade lanes during the period. Q4 2002 includes Italia Line for the first time. Total is all trade lanes.
4 Time charters, which include certain ship operating expenses, and bareboat charters.

CONSOLIDATED STATEMENTS OF INCOME
Unaudited                                                                  Three months           Twelve months
US$ millions except per share amounts                                    to 31st December        to 31st December

                                                                         2002        2001        2002        2001
                                                                                                           Revised(1)
--------------------------------------------------------------------- ----------- ----------- ----------- -----------
Revenue
   Container shipping operations                                         754         669        2,687       2,646

Expenses
   Container shipping operations                                         596         524        2,148       2,068
   General and administrative                                            101          87         367         363
   Depreciation                                                           30          23          93          74
   Currency exchange (gain)/loss                                         (7)          -          (4)          2
                                                                      ----------- ----------- ----------- -----------
                                                                         720         634        2,604       2,507

Operating Income before Exceptional Items                                 34          35          83         139

Spin-off related items                                                    -           -           -          (24)
Unusual items (note 6)                                                    2           1           2          (19)

                                                                      ----------- ----------- ----------- -----------
Operating Income                                                          36          36          85          96

   Net interest                                                          (9)         (3)         (23)         -
   Income tax                                                            (4)         (4)         (10)        (12)
   Minority interest                                                      -           -           -           1
   Goodwill charges, net of tax ($0) (note 1)                             -          (4)          -          (16)

                                                                      ----------- ----------- ----------- -----------
Net Income                                                                23          25          52          69

Dividends on preference shares                                            -           -           -          (3)

                                                                      ----------- ----------- ----------- -----------
Net Income available to common shareholders                               23          25          52          66
                                                                      ----------- ----------- ----------- -----------

Average number of common shares outstanding (millions)                   89.7        79.8        84.8        79.3

Earnings per common share basic (note 3)                                $0.26       $0.31       $0.61       $0.83

Earnings per common share diluted (note 3)                              $0.25       $0.31       $0.60       $0.83


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Unaudited                                                                  Three months           Twelve months
US$ millions                                                             to 31st December        to 31st December

                                                                         2002        2001        2002        2001
                                                                                                           Revised(1)
--------------------------------------------------------------------- ----------- ----------- ----------- -----------

Balance, beginning of period                                             528         484         509         443
Net income available to common shareholders                               23          25          52          66
                                                                      ----------- ----------- ----------- -----------
                                                                         551         509         561         509
Dividends on common shares                                               (4)          -          (14)         -
                                                                      ----------- ----------- ----------- -----------
Balance, 31st December                                                   547         509         547         509
                                                                      ----------- ----------- ----------- -----------

(1) See note 2



                                                             13

CONSOLIDATED BALANCE SHEETS
Unaudited
US$ millions                                                                31st December            31st December
                                                                                 2002                     2001
                                                                                                        Revised(1)
---------------------------------------------------------------------- ------------------------- -----------------------

ASSETS

Current assets
   Cash and cash equivalents                                                     107                      116
   Accounts receivable                                                           468                      366
   Prepaid expenses                                                               46                       38
   Inventory                                                                      21                       12
                                                                       ------------------------- -----------------------
                                                                                 642                      532

Capital assets, at cost                                                         1,485                    1,056
Accumulated depreciation                                                        (329)                    (261)
                                                                       ------------------------- -----------------------
                                                                                1,156                     795
                                                                       ------------------------- -----------------------

Deferred charges                                                                  16                       7
Goodwill and other intangibles (note 4)                                          608                      510
Other assets                                                                      4                        -
                                                                       ------------------------- -----------------------
                                                                                2,426                    1,844
                                                                       ------------------------- -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable and accrued liabilities                                      597                      502
   Long-term debt due within one year                                             15                       15
                                                                       ------------------------- -----------------------
                                                                                 612                      517
Long-term liabilities
   Long-term debt due after one year                                             582                      215
   Future income taxes                                                            7                        8
   Minority interests                                                             -                        8
                                                                       ------------------------- -----------------------
                                                                                 589                      231
Shareholders' equity
   Common share capital                                                          685                      597
   Contributed surplus                                                            1                        -
   Retained earnings                                                             547                      509
   Cumulative foreign currency translation adjustments                           (8)                      (10)
                                                                       ------------------------- -----------------------
                                                                                1,225                    1,096

                                                                       ------------------------- -----------------------
                                                                                2,426                    1,844
                                                                       ------------------------- -----------------------


(1) See note 2



                                                           14

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited                                                                  Three months           Twelve months
US$ millions                                                             to 31st December        to 31st December

                                                                         2002        2001        2002        2001
                                                                                                           Revised(1)
--------------------------------------------------------------------- ----------- ----------- ----------- -----------

Operating Activities
   Net income for period                                                  23          25          52          69
   Depreciation and goodwill charges                                      30          27          93          90
   Amortization                                                           1           -           2           -
   Unusual and spin-off items                                            (2)         (1)         (2)          43
   Future income taxes                                                   (1)          -          (1)          -
   Other                                                                  2          (2)          1           1
                                                                      ----------- ----------- ----------- -----------
                                                                          53          49         145         203
Increase in non-cash working capital                                     (24)        (5)         (59)         7
                                                                      ----------- ----------- ----------- -----------
Cash from operations before unusual and spin-off payments                 29          44          86         210
Unusual and spin-off payments                                            (1)         (16)        (12)        (25)

                                                                      ----------- ----------- ----------- -----------
Cash flow from operations                                                 28          28          74         185

Financing Activities
   Increase in share capital                                              -           -           88          -
   Contributed surplus                                                    -           -           -           2
   Return of share capital                                                -           -           -          (14)
   Redemption of preferred shares                                         -           -           -         (116)
   Increase in long-term debt                                            136          2          557         160
   Repayment of long-term debt                                           (5)         (5)        (212)        (14)
   Repayment of Italia short-term debt                                    -           -          (11)         -
   Increase in deferred charges                                          (2)          -          (11)        (7)
   Increase in other assets                                              (4)          -          (4)          -
   Increase in loans from former affiliates                               -           -           -           88
   Repayment of loans from former affiliates                              -           -           -         (138)
   Preference dividends paid                                              -           -           -          (3)
   Common share dividends paid                                           (4)          -          (14)         -
                                                                      ----------- ----------- ----------- -----------
   Cash inflow/(outflow) from financing activities                       121         (3)         393         (42)

Investing Activities
   Additions to capital assets                                          (160)        (47)       (441)       (292)
   Acquisition of business                                                -           -          (40)         -
   Proceeds from disposals of capital assets                              1           8           5           15
   Proceeds from disposal of investments                                  -           12          -           12
   Repayment of loan to former affiliate                                  -           -           -          116
                                                                      ----------- ----------- ----------- -----------
   Cash (outflow) from investing activities                             (159)        (27)       (476)       (149)

Cash Position*
   (Decrease) in cash and cash equivalents                               (10)        (2)         (9)         (6)
   Cash and cash equivalents at beginning of period                      117         114         116         122

                                                                      ----------- ----------- ----------- -----------
   Cash and cash equivalents at end of period                            107         112         107         116
                                                                      ----------- ----------- ----------- -----------

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

(1) See note 2



                                                           15

SEGMENT INFORMATION
Unaudited                                                                  Three months           Twelve months
US$ millions except volume                                               to 31st December       to 31st December

                                                                         2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Volume (000s TEU)
   TransAtlantic                                                             284         233       1,039        942
   Australasia                                                                87          90         334        348
   Latin America                                                              55          39         174        162
   Asia                                                                      113          94         424        331
   Other                                                                      11          12          37         59

                                                                      ----------- ----------- ----------- ----------
Total Volume                                                                 550         468       2,008      1,842
                                                                      ----------- ----------- ----------- ----------

Revenue
   TransAtlantic                                                             371         334       1,328      1,323
   Australasia                                                               143         140         531        549
   Latin America                                                              71          59         238        244
   Asia                                                                      145         115         508        435
   Other                                                                      24          21          82         95

                                                                      ----------- ----------- ----------- ----------
Total Revenue                                                                754         669       2,687      2,646
                                                                      ----------- ----------- ----------- ----------

Expenses
   TransAtlantic                                                             350         305       1,268      1,244
   Australasia                                                               130         133         504        520
   Latin America                                                              69          52         217        216
   Asia                                                                      150         128         546        448
   Other                                                                      21          16          69         79

                                                                      ----------- ----------- ----------- ----------
Total Expenses                                                               720         634       2,604      2,507
                                                                      ----------- ----------- ----------- ----------

Operating Income/(Loss) before exceptional items
   TransAtlantic                                                              21          29          60         79
   Australasia                                                                13           7          27         29
   Latin America                                                               2           7          21         28
   Asia                                                                                 (13)                   (13)
   Other                                                                       3           5          13         16

                                                                      ----------- ----------- ----------- ----------
Operating Income before exceptional items                                     34          35          83        139
                                                                      ----------- ----------- ----------- ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.   ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2001 annual consolidated financial statements, except as noted below, and should be read in conjunction with the annual financial statements contained in the CP Ships Limited ("CP Ships") Annual Report.

Goodwill and Other Intangible Assets
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for goodwill and other intangible assets. Under the new method, goodwill is not amortized but is subject to an annual impairment test. Under the previous method, goodwill was amortized over 35 years. CP Ships has determined that there is no impairment of goodwill upon adopting the new standard. The impact of not amortizing goodwill in the fourth quarter of 2001 would have been to increase the net income by $4 million to $29 million from $25 million and would have increased basic and diluted earnings per share by $0.05 and for the twelve months ended 31st December 2001 would have been to increase net income by $16 million to $85 million from $69 million and would have increased basic and diluted earnings per share by $0.20.

Foreign Currency Translation
Effective 1st January 2002, CP Ships adopted, retroactively, the new recommendations of the CICA with respect to accounting for foreign currency translation adjustments. The new rules no longer require the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships' debt is denominated in US Dollars, this change has not had a material effect on its financial statements.

Stock-Based Compensation
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense for stock options to be calculated using the fair value method with such value being spread to the date of vesting and either expensed to income or the effect disclosed in the notes to the financial statements. Direct awards of stock are expensed when granted or if non-vested, such expense is spread over the vesting period. As permitted under the new standard, CP Ships is not accounting for stock options on the fair value method but will disclose the effect (note 5).

2.   COMPARATIVE FIGURES

The 2001 financial statements have been revised. This follows a re-examination and correction of the accounting treatment for consent payments made in August 2001 to parties to the Montrose and Montclare ship leases to allow an efficient spin-off from Canadian Pacific Limited. The costs were originally deferred and were being amortized over the expected lives of the ship leases. The remaining balance of $6 million was written off as an exceptional charge in third quarter 2002 when the leases were terminated. However, it has been determined that the consent payments should have been written off in third quarter 2001. The effect is to add $7 million to the third quarter 2001 exceptional charge for costs related to the spin-off which was part of a total $36 million exceptional charge. Previously reported 2001 net income has been reduced by $7 million and earnings per share by $0.09 per share.

The impact on third quarter 2002 has been to increase operating income before exceptional charges by $1 million being the reversal of amortization and to eliminate the exceptional charge of $6 million thereby increasing net income by a total of $7 million and earnings per share by $0.08 per share.

3.   EARNINGS PER SHARE

The basic and diluted earnings per share figures for the year ended 31st December 2001 have been calculated as if the shares and options outstanding at 1st October 2001, the date on which CP Ships became a public company, had been in place for the entire year.

                                                                   Three months                 Twelve months
                                                                 to 31st December             to 31st December
                                                                2002           2001          2002           2001
         ------------------------------------------------------------------------------------------------------------
         Weighted average number of common shares
         outstanding used to calculate basic earnings per
         share                                                  89.7           79.8          84.8           79.3

         Effect of diluted securities - stock options            1.4           0.7            1.3           0.6

         Weighted average number of common shares
         outstanding used to calculate diluted earnings
         per share                                              91.1           80.5          86.1           79.9



4.   ACQUISITION

On 6th August 2002, CP Ships completed the acquisition of all of the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of its Canadian and, subsequently, Venezuelan agencies. Italia Line is a container shipping operation with services between the Mediterranean, West Coast North America and Central and South America.

The acquisition has been accounted for using the purchase method of accounting with its results included from the date of purchase. The consideration exceeds the net fair value of the assets and liabilities acquired, including provisions for restructuring and other costs, giving rise to goodwill and other intangibles of $106 million. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:

                                                              $ millions

          Accounts receivable                                         34
          All other assets                                            18
          Goodwill and other intangibles                             106
          Bank borrowings                                           (11)
          Accounts payable and accrued liabilities                  (85)
          Long-term debt (capital leases)                           (22)
          ----------------------------------------- ---------------------

          Consideration and costs                                     40

Included above is $9 million to terminate contracts and restructure the organization. The restructuring will be substantially completed by the end of the third quarter 2003 with some costs extending to 2006. The reduction in consideration of $1 million from that previously reported represents an adjustment agreed by the seller.

5.   STOCK-BASED COMPENSATION

In October 2002, 2,113,998 stock options were exchanged for 704,666 restricted shares. The restricted shares have the same vesting period as the exchanged options. The restricted shares have been accounted for as an expense at market value when granted spread over the remaining vesting period.

The company has elected to not recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option-pricing model to assess the fair value of the 179,000 options granted to employees and directors during the twelve months ended 31st December 2002 with the following assumptions.


             Dividend yield                                  1.4%
             Volatility                                      30.0%
             Risk-free interest rate                         4.5%
             Expected life (years)                             5

In view of the small numbers of options granted there would be no material impact on reported net income and earnings per common share.

6.   EXCEPTIONAL ITEM

The exceptional item in third quarter 2002 comprises a credit of $2 million for un-utilized restructuring accruals established in 2001.

7.   LONG-TERM DEBT

In July 2002, CP Ships closed an offering of $200 million aggregate principal amount of unsecured ten-year senior notes at 10.375% and at a price of 97.722% for net proceeds after deduction of offering expenses of $187 million. During October 2002, CP Ships entered into interest rate swap agreements that swapped the 10.375% fixed rate of interest on the ten-year senior notes to interest based on three-month LIBOR +5.77%. These swaps are accounted for using hedge accounting and the fair value of the hedge is not reflected in the financial statements.

8.   SHARE CAPITAL

In July 2002, CP Ships completed the issue of 9.6 million new common shares at C$15.00 ($9.93) for net proceeds after deduction of offering expenses of $88 million.


                                    -ends-

Forward Looking Statements
This press release includes forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 89 ships and 413,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660



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